[GRAPHIC OMITTED]
K E N M A R

-----------------------------------
Allocation of
Assets to Advisors

               July 1      June 1
                1999        1999
               ------      ------

Dreiss
                15%          15%

Hirst
                25%          24%

Hyman Beck
                23%          25%

Sunrise
                26%          25%

Willowbridge
                11%          11%
-----------------------------------


KENMAR GLOBAL TRUST
June 1999 Summary





July l4, 1999




Kenmar Global Trust ("KGT") generated gains of 4.0% in June. As of June 30, 1999 the Net Asset Value per unit was $104.73, down 7.5% year to date. The gains of the recent month largely reflected profitable positions in global interest rates, stock indices, metals and energy markets with smaller profits in meats and lumber. These gains offset losses in currencies, tropicals and meats.

Fed-watching was the name of the game in June as many global investors stayed on the sidelines until the U.S. central bank's interest-rate announcement on June 30. Trading volume in the financial markets was extremely light until the final trading hours of the month, when a modest rate hike and a surprise shift by the Fed to a "neutral bias" created a virtual frenzy of buying in U.S. markets.

Global investors could take heart in the accompanying Fed statement which indicated the rate hike had been driven, in part, by improving financial markets overseas. In particular, Asian equity markets captured headlines in June as some of them soared to levels not seen in two years. KGT recorded solid gains in positions on the Japanese index, which rallied sharply during the month on robust growth data.

Meanwhile, investor uncertainty during the month on the direction of U.S. interest rates sent the yield on the 30-year U.S. Treasury bond to its highest level since late 1997. KGT's positions in U.S. and European interest rates produced solid gains. Also profitable for the Fund were positions in crude oil, as prices rose on a surprise decline in U.S. inventories. In the negative column, losses were incurred in Japanese yen positions as the Bank of Japan intervened four times to weaken the currency in world markets. Positions in coffee also were unprofitable as prices fell on the reduced threat of frost damage to the Brazilian crop.

Cautious investors will continue to keep close watch on the underlying fundamentals of the U.S. economy which will be the ultimate drivers of Fed policy. Uncertainty in the markets remains a factor. We firmly believe that diversification through investments historically noncorrelated with stock and bond markets may prove prudent as we move into the new millenium.

To the best of my knowledge and belief, the information above is accurate and complete.

Sincerely,

/s/ Bob

Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust



Performance shown is net of all fees and expenses.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS


 TWO AMERICAN LANE o PO BOX 5150 o GREENWICH, CT 06831-8150 o TEL 203.861.1000
                                FAX 203.861.1095

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending June 3O~ 1999




                            STATEMENT OF INCOME (LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                       $276,096.77
Change in Unrealized Gain/(Loss)                                   $879,005.55
Gain/(Loss) on Other Investments                                   $      0.00
Brokerage Commission                                               ($225,892.12)
                                                                    -----------
Total Trading Income                                                $929,210.20

Expenses
Audit Fees
Administrative and Legal Fees                                       $  8,767.82
Management Fees                                                     $      0.00
Incentive Fees                                                      $ 32,030.21
Other Expenses                                                      $      0.00
                                                                    -----------
Total Expenses                                                      $ 40,798.03

Interest income                                                     $ 89,414.91

Net Income(Loss) from the Period                                    $972,217.30
                                                                    ===========


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month              $24,642,771.98
Addition                        $1,207.1 00.00
Withdrawal                     ($    82,563.54)
Net Income/(Loss)               $   972,217.30
                               ---------------
Month End                      $ 26,739,525.74

Month End NAV Per Unit         $        104.73

Monthly Rate of Return                    3.95%

Year to Date Rate of Return              -7.48%


        To the best of our knowledge and belief, the information above is accurate and complete:

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust